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                                                                      EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Earnings include income before income taxes plus fixed charges less capitalized interest. Fixed charges include interest and one-third of rent expense (representing the estimated interest component of operating leases). The dollar amount of the deficiency in earnings to fixed charges was $90.4 million, $145.2 million and $240.6 million for the years ended December 31, 1995, 1996 and 1997, respectively.